Exhibit 3.1

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

IDM PHARMA, INC.

FIRST:  The name of the Corporation is: IDM Pharma, Inc.

SECOND:  The address of the Corporation’s registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle.  The name of its registered agent at such address is The Corporation Trust Company.

THIRD:  The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH:  The total number of shares of stock which the Corporation shall have authority to issue is 25,532,000 shares of Common Stock, $0.01 par value per share.

The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law of the State of Delaware.

FIFTH:  In furtherance of and not in limitation of powers conferred by statute, it is further provided:

1.        The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

2.        Election of directors need not be by written ballot.

3.        The Board of Directors is expressly authorized to adopt, amend, alter or repeal the Bylaws of the Corporation.

SIXTH:  The liability of the directors of the Corporation for monetary damages shall be eliminated to the fullest extent permissible under Delaware Law.  The Corporation is authorized to provide indemnification of agents (as defined in Section 145 of the Delaware General Corporate Law) for breach of duty to the Corporation and its stockholders through bylaw provisions, through agreements with the agents, and/or through stockholder resolutions, or otherwise, in excess of the indemnification otherwise permitted by Section 145 of the Delaware General Corporate Law, subject to the limitations on such excess indemnification set forth in Section 102 of the Delaware General Corporate Law.

Any repeal or modification of this Article Sixth shall be prospective and shall not affect the rights under this Article Sixth in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

SEVENTH:  The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute and this Certificate of Incorporation, and all rights conferred upon stockholders herein are granted subject to this reservation.

EIGHTH:  Section 203 of the General Corporation Law of the State of Delaware, as it may be amended from time to time, shall not apply to the Corporation.